October 21, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ta Tanisha Meadows
Adam Phippen
Stacey K. Peiken
Katherine Bagley

	Re:	Milan Laser Inc.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-260271

Ladies and Gentlemen:

On October 15, 2021, Milan Laser Inc. (the “Company”) initially filed the Registration Statement on Form S-1 (File No. 333-260271) (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions, please contact our general counsel, Mr. Jared Widseth at (402) 990-2714 or our counsel, Mr. Gregory P. Rodgers of Latham & Watkins LLP, at (212) 906-2918.

Very truly yours,

Milan Laser Inc.

By:	/s/ Dr. Shikhar Saxena
Name:	Dr. Shikhar Saxena
Title:	Chief Executive Officer